UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 11, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Norsat International Inc.

File No. 5-48815 - CF#35175

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Privet Fund LP, et al. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule 13D/A filed on May 18, 2017 relating to their beneficial ownership of common shares of Norsat International Inc.

Based on representations by Privet Fund LP, et al. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.4	through March 31, 2026
Exhibit 99.5	through March 31, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary